Exhibit 12.1
Haights Cross Communications — Holding Company
Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	2002	2003	2004	2005	2006
Ratio of Earnings to Fixed Charges:
Income before provision for income taxes, discontinued operations and cumulative effect of accounting change	15,282	(1,577)	(18,793)	(24,309)	(72,897)
Fixed Charges
Interest Expense (a)	17,993	19,928	48,194	59,328	65,787
Amortization of Deferred Financing Costs	1,560	2,027	2,937	3,579	3,382
Interest portion of rental expense (b)	411	472	510	556	576

Total Fixed Charges	19,964	22,427	51,641	63,463	69,745

Income before provision for income taxes, discontinued operations and cumulative effect of accounting change and fixed charges	35,246	20,850	32,848	39,154	(3,152)
Ratio of Earnings to Fixed Charges	1.77	0.93	0.64	0.62	(0.05)
Ratio Coverage Deficiency ( c )	—	(1,577)	(18,793)	(24,309)	(72,897)

(a)	On January 1, 2004 we adopted Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, which required that dividends and accretions related to the Preferred B be classified as interest expense on a going forward basis.

(b)	Includes approximately 21% of rent expense for each period presented as deemed by management to be the interest component of such rentals.

(c)	Due to the loss from operations for the year ended December 31, 2003, 2004, 2005 and 2006, there were insufficient earnings of $1.6 million, $18.8 million, $24.3 million and $72.9 million, respectively, to cover fixed charges.